Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Supplementary Information and Management’s Discussion and Analysis
For the period ended May 31, 2018

This Management’s Discussion and Analysis is prepared as of July 16, 2018

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of July 16, 2018, and focuses on the Company’s financial condition and results of operations for the period ended May 31, 2018. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements for the period ended May 31, 2018 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim financial reporting. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the US dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

•	the timely realization of proceeds from the Share Transaction (as defined below) component of the Maseve Sale Transaction (as defined below);

•	the timely completion of additional required financings and potential terms thereof;

•	the repayment and compliance with the terms of indebtedness;

•	any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below;

•	the completion of the Waterberg Definitive Feasibility Study (“DFS”) and filing of a mining right application for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	revenue, cash flow and cost estimates and assumptions;

•	future events or future performance;

•	governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	developments in South African politics and laws relating to the mining industry

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	risks relating to the Company’s inability to receive or realize the proceeds of, or possible litigation resulting from stage two of the sale of Maseve Investments 11 Proprietary Limited (“Maseve”);

•	the Company’s additional financing requirements;

•

the inability of the Company to generate sufficient cash flow or raise significant additional capital to make payment on its indebtedness and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the LMM Facility (as defined below) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (‘‘PTM RSA’’) and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance (“LMM”) under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA, the Waterberg Project (defined below) and the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness;

•	the Company’s history of losses;

•	the Company’s negative cash flow;

•	risks relating to the Company’s ability to continue as a going concern;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or other shareholders to fund their pro-rata share of funding obligations for the Waterberg Project;

•	any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) or the former shareholders of Maseve;

•	completion of the DFS, which is subject to resource update and economic analysis requirements;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest amonth the Company’s officers and directors;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the “MPRDA”);

•

risks of doing business in South Africa, including but not limited to, labour, economic and political instability, potential changes to and failures to comply with legislation and interruptions or shortages in the supply of electricity or water;

•	the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Mining Charter (defined below);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•

the risk that the Company’s common shares may be delisted, or that the Company may be required to effect a reverse stock split in order to maintain the listing of the common shares on the NYSE American LLC (“NYSE American”);

•	volatility in the price of the common shares;

•	possible dilution to holders of common shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable; and

•

the other risks disclosed under the heading “Risk Factors” in the Company’s 2017 Annual Information Form dated November 29, 2017 (the “AIF”) and in the Company’s Annual Report on Form 20-F dated December 29, 2017 (the “Form 20-F”), as well as in the documents incorporated by reference therein.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended. Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

The Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) and related regulations in South Africa require that a Broad-Based Socio-Economic Empowerment (“BEE”) entity own a 26% equity interest in mining projects that qualify for the grant of a Mining Right. As noted in the AIF and Form 20-F, the Department of Mineral Resources (“DMR”) obtained an exemption from applying the generic BEE Codes of Good Practice (the “Generic BEE Codes”) under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) until December 31, 2016. During such extension, when evaluating the issuance and maintenance of licenses and other authorizations, the DMR would rely upon the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”), rather than the more onerous provisions of the Generic BEE Codes. No further exemption was applied for or obtained by the DMR thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of the Mining Charter rather than the Generic BEE Codes.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

On April 15, 2017, the Minister of Mineral Resources announced the implementation of the Revised Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 (“Revised Mining Charter”). Following the announcement of the Revised Mining Charter, the Chamber of Mines (now the Minerals Council South Africa) applied to have the High Court of South Africa review the document on the basis of constitutional, procedural and administrative irregularities. The Minister of Mineral Resources gave a written undertaking that the Revised Mining Charter would not be implemented until the review application was heard before the full bench of the High Court of South Africa. The matter was to be heard from February 19 to 21, 2018. The newly appointed president of South Africa, Cyril Ramaphosa, personally engaged with the Minerals Council South Africa, which engagement resulted in the scheduled court hearing date of February 19, 2018 being further postponed. The president has assured the Minerals Council South Africa that there will be proper consultation with the mining industry in regards to the new mining charter. As a result, the Revised Mining Charter is suspended until the High Court of South Africa makes a final ruling or until agreement is reached between the government and the mining industry on the content of this charter.

On 15 June 2018 a new draft mining charter ("Draft Mining Charter") was published by the Minister of Mineral Resources for public comment.

The Draft Mining Charter sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. The application of the provisions of the Draft Mining Charter to prospecting rights is currently ambiguous and is likely to be clarified during the comment and consultation process, before the Draft Mining Charter is finally promulgated. The Draft Mining Charter provides revised ownership structures for mining rights holders. New mining rights holders will be required to have a minimum 30% Black Person shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before 27 April 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26%), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Existing mining right holders will have a period of five years within which to incrementally increase their BEE shareholding to 30%.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in the Draft Mining Charter. The 30% BEE shareholding must be distributed as to –

(i)

a minimum of 8% (of which 5% is non-transferable free carried interest) to qualifying employees within a period of five (5) years from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the company as a condition of their employment, except where such is a "Mining Charter" requirement;

(ii)

a minimum of 8% (of which 5% is non-transferable free carried interest) to host communities (in the form of a community trust as prescribed) within 5years from the effective date of a mining right; and

(iii)	a minimum of 14% shareholding to a BEE entrepreneur.

A holder can claim a maximum of an 11% offset credit against the BEE entrepreneur allocation for beneficiation on the basis of a DMR approved "equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister of Mineral Resources.

A pending application, accepted prior to the coming into operation of the Draft Mining Charter, shall be processed and granted in terms of the requirements of the Mining Charter, 2010 with a minimum of 26% Black Person’s shareholding, but the holder will be required to increase the BEE shareholding to 30% within 5 years of the effective date of the mining right. Whether such 30% will be required to reflect the stipulated distribution to employees, communities and black entrepreneurs is not clear.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

The Waterberg Project shareholders’ agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

In addition to the proposed free carried interest, employees and communities are set to benefit from having representation on the boards or advisory committees of right holders and the entitlement to receive a trickle dividend equal to a minimum of 1% of EBITDA from the sixth year of a mining right until dividends are declared. This trickle dividend is stated to be "redeemable" by a right holder when ordinary dividends are declared. This, according to Minister of Mineral Resources, allows the trickle dividend to be repaid from normal dividends so that other shareholders are not prejudiced.

An additional tax is also being raised for Human Resource Development. A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) on essential skills development by way of paying 3.5% of the leviable amount on essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, bursaries, literacy and numeracy skills for employees and non-employees (community members) and 1.5% of the leviable amount towards South African Public Academic Institutions, Science Councils or research entities for the development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Draft Mining Charter sets minimum levels for the participation of Black Persons on all levels of company management and sets targets for the procurement of local goods and services.

The final version of the Draft Mining Charter is anticipated to be promulgated and become legally effective during October/November 2018.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

1.	DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on the exploration and development engineering of a recently discovered deposit area on the Waterberg property (the “Waterberg Project”) located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”).

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats. Implats was also granted an option (the “Purchase and Development Option”) to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares (the “Maseve Sale Transaction”). The Maseve Sale Transaction occurred in two stages. Stage one was completed on April 5, 2018 when RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). Stage two (the “Share Transaction”) was completed on April 26, 2018 with the release of 4.87 million RBPlat common shares from escrow, worth approximately $9.0 million at that time. The required cash payment was made on May 29, 2018, funded by the release of Maseve’s Rand 58 million environmental bond, valued at $4.6 million on May 29, 2018.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consists of approximately 13 individuals, as further described below:

•	Including managers and staff there are 10 employees at the Company’s Johannesburg office.

•

There are currently 3 individuals active at the Waterberg Project conducting exploration and engineering activities related to completion of a DFS, expected in the first part of 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Drilling related to the DFS is now complete, resulting in staff reductions from 26 to 3 individuals.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and notes 4 and 5 of the Company’s May 31, 2018 condensed consolidated interim financial statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project – Implats Strategic Investment

On November 6, 2017, the Company closed the Implats Transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company has committed $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of DFS costs.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and earning into the remaining interest by committing to an expenditure of $130.2 million in development work.

The closing of the exercise of the Purchase and Development Option will be subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days of the completion and approval of the DFS, the salient terms of a financing for development and mining, including a signed financing term sheet from prospective funders, subject to final credit, internal approvals and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Waterberg Project – Activities in the period ended May 31, 2018

During the period ended May 31, 2018, approximately $5.6 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $27.9 million in net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $58 million. From inception to date, the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At May 31, 2018, Mnombo owed the Company approximately $1.9 million for funding provided.

On April 19, 2016, the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016, the Company reported positive results from an Independent Pre-Feasibility Study (“PFS”) on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. See “Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details” below.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at the Waterberg Project and the deposit is still open for expansion. Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. Some drilling with the objective to increase the confidence in certain areas of the known mineral resource to the measured category was completed during 2017. Drilling activity for DFS purposes was increased in November, 2017 after completion of the Initial Purchase of the Implats Transaction, and was then completed in May, 2018. To June 30, 2018, approximately 52,222 meters were drilled for this programme, of which approximately 38,279 meters have been drilled since November 2017.

An updated 4E resource estimate based upon DFS infill drilling completed to date is now underway. Completion of this updated 4E resource estimate is scheduled for July or August, 2018 and this estimate will be utilized in the DFS.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified. Infill drilling is confirming and adding definition to these zones, which will allow them to be prioritized in an updated mine plan for the DFS.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve. The project resources consist of 60% palladium (refer to the October 2016 Waterberg Report - defined below).

Important detailed infrastructure planning has commenced for the Waterberg Project. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for a 70 km, 137MVA line to the project. Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. Another instance where groundwater sources currently supply a large-scale mine in the Limpopo region has stimulated this research.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. An earlier, well executed work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Drilling by Waterberg JV Co. has identified some potable water resources. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

In June, 2018 Waterberg JV Co. entered into an agreement with the Capricorn District Municipality to jointly develop a water supply management plan to increase the water supply and infrastructure capacity for both local community and Waterberg Project usage for mining. Unpotable water is now targeted for industrial use and potable water could then be prioritized for communities. Joint responsible management of water resources in the area is the objective. This public-private partnership will benefit both the Waterberg Project and the communities around the mining area.

Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC was appointed for DFS work on underground mining engineering and design and reserve estimation. Waterberg JV Co. also plans to file a mining right application during 2018, based substantially on the results of the PFS.

Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details

On October 19, 2016, the Company announced positive results from a PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. Technical information in this MD&A regarding the Waterberg Project is derived from the NI 43-101 technical report entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016, with an effective date of October 17, 2016 for the estimate of mineral reserves and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen, B.Eng. (Mining, Engineering), Pr. Eng. (ECSA), Advisian/WorleyParsons Group; (ii) Independent Geological Qualified Person Mr. Charles J Muller, B.Sc. (Hons) Geology, Pri. Sci. Nat., CJM Consulting (Pty) Ltd.; and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

Readers are directed to review the full text of the October 2016 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The October 2016 Waterberg Report estimated mineral resources in the “T” and “F” zones (100% project basis) at an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

•	Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut- off), plus 0.08% Cu and 0.15% Ni.

•	Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

The October 2016 Waterberg Report also estimated probable mineral reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

•	102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

Only Indicated resources were incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined and delivered to the mill as demonstrated in the PFS. The reader is cautioned that mineral reserves are included within the indicated mineral resources and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS.

Highlights of the PFS

•	Validation of the 2014 Waterberg preliminary economic assessment results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.

•	Annual steady state production rate of 744,000 4E ounces in concentrate.

•	A 3.5-year construction period.

•	Onsite life-of-mine average cash cost of $248 per 4E ounce including by-product credits and exclusive of smelter discounts.

•	After-tax Net Present Value (“NPV”) of $320 million, at an 8% discount rate, using three-year trailing average metal prices.

•	After-tax NPV of $507 million, at an 8% discount rate, using investment bank consensus average metal prices.

•

Estimated capital to full production of approximately $1.06 billion including $67 million in contingencies. Peak project funding estimated at $914 million. Capital costs to full production and peak funding of the project are estimated in Rand 2016 terms at 15R/1USD with a flat exchange rate. Escalation of costs in Rand terms are estimated to be mostly offset over time by future Rand devaluation.

•	After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.

•	After-tax IRR of 16.3% at investment bank consensus average metal prices.

•	Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).

•	Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

As a result of the shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa 4E industry cost curve. The project resources consist of 60% palladium and the PFS estimates that Waterberg will produce approximately 744,000 4E ounces per year at full production, of which 472,000 ounces would be palladium annually.

It is estimated that Waterberg will create approximately 3,361 new primary highly trained jobs with transferable skills. The increased safety, improved working conditions, low costs and decline access for rapid development all provide attractive features compared to traditional platinum and palladium mines in South Africa. The project is in an area prioritized for economic development. Relations with the small rural community in the area have been business like and positive.

The estimates for the scope of work, within the given battery limits, and subject to the qualifications, assumptions and exclusions contained in the PFS, are considered to be within the accuracy range required for a PFS of +25%. Monte Carlo simulation was used to provide a 12% contingency that was used in the estimates. A minimum mining width has been set at three meters so that all mining can be fully mechanized, safe and efficient.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been contributed by JOGMEC at the end of fiscal 2017. As of May 31, 2018 all of the JOGMEC contribution had been spent on project expenditures. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above. The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd (“HANWA”) to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. As described in JOGMEC’s press release, JOGMEC and HANWA will start negotiations on the terms of the transfer of interest to HANWA, including, with a successful negotiation, HANWA securing the right to a supply of certain metals produced at the Waterberg Project.

NON-MATERIAL MINERAL PROPERTY INTERESTS

As described above, the Company completed the Maseve Sale Transaction. The Maseve Mine was on care and maintenance up to the time it was sold on April 26, 2018. More details on this transaction are below.

The other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties other than the Maseve Mine have been written off.

Maseve Mine

Maseve – Sale to Royal Bafokeng Platinum

On September 6, 2017, the Company entered into a term sheet detailing the Maseve Sale Transaction to sell all rights and interests in Maseve to RBPlat in a transaction valued on September 6, 2017 at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. Later, on November 23, 2017, definitive legal agreements were executed. The Maseve Sale Transaction occurred in two stages:

•

Pursuant to the terms of the stage one Plant Sale Transaction, on April 5, 2018, RBPlat completed payments to Maseve for the Rand equivalent of $58 million to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Proceeds from the Plant Sale Transaction received by Maseve on April 5, 2018 were remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA, and then remitted by PTM RSA on April 10, 2018 to repay the Sprott Facility (as defined below) in full and to partially repay the LMM Facility. After completion of Plant Sale

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

Transaction on April 5, 2018, Maseve retained ownership of the mining right, underground development and equipment, power and water rights as well as certain surface rights and improvements in respect of the Maseve Mine.

•

Pursuant to the stage two Share Transaction, on April 26, 2018, RBPlat released 4.87 million RBPlat common shares from escrow to PTM RSA and Africa Wide, worth approximately $9.0 million at that time. The required cash payment was made to PTM RSA on May 29, 2018, funded by the release of Maseve’s Rand 58 million environmental bond, valued at $4.6 million on May 29, 2018. The Company’s 4.52 million RBPlat common shares received were all held in a broker account at May 31, 2018, pending future disposition and payment of proceeds to LMM.

Conditions precedent to the Plant Sale Transaction were fulfilled on February 14, 2018. A deposit amount in escrow of Rand 41.37 million (approximately $3.5 million) (the “Deposit”) was released to the Company on March 14, 2018. An amount of Rand 1.29 million ($107,755) from the release of the Deposit was paid to reduce outstanding indebtedness to the Sprott Lenders and the balance was used to settle outstanding contractor claims in South Africa.

The final Plant Sale Transaction cash payment of Rand 646.74 million (the “Final Payment”) was received by the Company in South Africa coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat on April 5, 2018. The Rand amount received was the product of $58 million at a quoted USD to Rand exchange rate of 11.92 on April 5, 2018 less the Deposit amount in Rand. Upon receipt of Rand Proceeds of 646.74 million in Canada on April 9, 2018 the Final Payment was exchanged from Rand into $53.3 million at a rate of 12.1341. Later, on April 10, 2018 the Company received a foreign exchange rate variance amount of Rand 3.26 million from RBPlat (the “FX Amount”), which was exchanged for $270,000 and remitted to LMM.

In summary, the Company utilized approximately $46.98 million from the Final Payment to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, a bridge loan of $5.0 million (the “Bridge Loan”) and all accrued and unpaid interest and fees due of approximately $1.98 million. The Company then paid approximately $6.32 million from the Final Payment and the $270,000 FX Amount against the LMM Facility. From stage two proceeds a further $4.6 million was paid against the LMM Facility. Future proceeds from the planned sale of the Company’s RBPlat common shares received in stage two will also be forwarded as a repayment against the LMM Facility.

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Capital Resources and Going Concern

Recent Equity Financings

On May 15, 2018, the Company announced the closing of a private placement of 15,090,999 units at a price of $0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. The private placement was a strategic investment by Hosken Consolidated Investments Limited (“HCI”), a South African black empowerment investment holding company with a $1.1 billion market capitalization listed on the JSE Securities Exchange. HCI also acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest (including the public offering outlined below). Accordingly, the Company has appointed HCI’s nominee, Mr. John Anthony Copelyn, B.A. Hons, B.Proc., Chief Executive Officer of HCI, to its board of directors.

On May 15, 2018, the Company also closed a marketed offering of 117,453,862 units, including 3,453,862 units issued pursuant to an over-allotment option granted to the underwriters, at a price of $0.15 per unit for gross proceeds of $17.62 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. HCI subscribed for 24,909,000 units of this public offering.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $29 million. Details of this offering may be found in the Company’s January 24, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

On April 26, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share, for aggregate gross proceeds of $20 million. Details of this offering may be found in the Company’s April 19, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017.

Prior to July 1, 2018, the Company may not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Company agreed in the Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Indenture provides that if the Company does not do so, it shall pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes are freely tradable by holders other than affiliates and certain other events have occurred. The Company does not anticipate filing the prospectus and registration statement and, accordingly, anticipates paying additional interest as provided for in the Indenture.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and ongoing care and maintenance of the Maseve Mine.

In accordance with the foregoing, effective January 1, 2018 the Company issued 2,440,629 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Also, effective July 1, 2018 the Company issued 7,579,243 common shares in settlement of $724,776 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Sprott Facility

On February 13, 2015, the Company entered into a secured credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of up to $40 million. On November 20, 2015, the Company drew down $40 million under the Sprott Facility. The Sprott Facility was amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017, September 25, 2017 and February 12, 2018. Interest was compounded and payable monthly at an interest rate of LIBOR plus 8.5% . The Sprott Lenders had a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares PTM RSA holds in Waterberg JV Co. The Sprott Facility was also guaranteed by PTM RSA.

On December 22, 2017 and January 23, 2018, separate advances were made pursuant to which the Sprott Lenders advanced to the Company, in the aggregate the $5.0 million Bridge Loan. The Bridge Loan was subject to the same security provisions, interest rate, and covenants as the Sprott Facility, as amended. In consideration for the Bridge Loan the Sprott Lenders were paid a fee of $250,000 on December 22, 2017.

On April 10, 2018 the Company utilized approximately $46.98 million from the Final Payment of the Plant Sale Transaction to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, the Bridge Loan of $5.0 million and all accrued and unpaid interest and fees due of approximately $1.98 million.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from its secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017, October 30, 2017, February 12, 2018, May 1, 2018 and May 11, 2018 (collectively, the “LMM Credit Agreement”), with LMM. The interest rate on the LMM Facility is LIBOR plus 9.5% .

After the May 11, 2018 amendments to the LMM Facility the Company was required to (i) raise a minimum of $15 million in financings of subordinated debt, common shares and/or securities convertible into common shares (the “Required Financing”) before May 31, 2018, (ii) apply the first $12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018, and (iii) not otherwise be in default under the LMM Facility. The Company met all of these conditions and as a result: (a) the LMM Facility maturity date was extended to October 31, 2019, (b) a previous requirement to raise a further $20 million in subordinated debt and/or common shares before July 31, 2018 was eliminated, and (c) interest will continue to accrue and be capitalized until the maturity date. The Company will also be required to pay against any amounts due pursuant to the LMM Facility, 50% of any financings in excess of $500,000 of subordinated debt, common shares and/or securities convertible into common shares as well as 50% of the proceeds upon the exercise of common share purchase warrants.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

In April and May, 2018 a total of $23.1 million of the amount owed to Liberty was paid, consisting of $11.1 million from proceeds of the Maseve Sale Transaction and $12.0 million from the Required Financing (see “Recent Equity Financings” at item 3. A above for details). Amounts repaid include an accrued production payment ($0.4 million), a production payment termination fee ($15 million) and other fees due ($0.4 million). The remaining $7.3 million was applied against the LMM Facility and accrued interest. As at May 31, 2018 $45.9 million was owed to Liberty. Proceeds from the sale of the Company’s RBPlat shares received in stage two of the Maseve Sale Transaction will be applied against the amount owed to Liberty when the shares are sold in the coming months. At the May 31, 2018 closing share price and exchange rate the Company’s 4.52 million RBPlat common shares had a market value of approximately $7.6 million.

Effective April 10, 2018, after repayment of the Sprott Facility, LMM has a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA.

Bank Advisory Fees

For several years BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) have both provided strategic advisory services to the Company under a formal engagement. Pursuant to the Maseve Sale Transaction and the Impala Transaction, BMO and Macquarie earned fees in aggregate of approximately $3.8 million. In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Initial Purchase of the Impala Transaction. In October 2017, the Company also agreed with BMO and Macquarie to pay them an aggregate balance of approximately $2.8 million for their strategic advisory fees earned, as soon as practicable following the repayment of both the Sprott Facility and the LMM Facility.

Going Concern

The Company currently has limited financial resources. On September 6, 2017 the Company announced the sale of the Maseve Mine for gross proceeds valued at $74 million at the time. The stage one Plant Sale Transaction was completed on April 5, 2018 with the second stage Share Transaction completed April 26, 2018. Implats completed a strategic acquisition of an 8.6% interest in the Waterberg Project from the Company for $17.2 million, which was paid to the Company on November 6, 2017. The Sprott Facility was fully repaid by the Company on April 10, 2018 and during the period an amount of $23.2 million was paid against the LMM Facility. As a result of these transactions, the debt repayment schedule with LMM has been crystalized with the LMM facility maturing October 31, 2019. Additional payments/interest (which can be paid with shares of the Company) are due on the convertible debt. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due.

Contractual Obligations

The following table discloses the Company’s contractual obligations as at May 31, 2018

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

Payments Due By Period (In thousands of dollars)
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$594	$724	$-	$-	$1,318
Convertible Note[1]	1,374	2,749	22,051	-	26,174
LMM Facility	-	54,641	-	-	54,671
Totals	$1,968	$58,144	$22,051	$-	$82,163

1The convertible note and related interest can be settled at the Company’s discretion in cash or shares

Accounts Receivable and Payable

Accounts receivable at May 31, 2018 totaled $0.9 million (August 31, 2017 - $2.1 million) being comprised mainly of South African value added taxes refundable. Accounts payable and accrued liabilities at May 31, 2018, totaled $2.7 million (August 31, 2017 - $16.4 million) with the reduction due to the payment of accounts payable from Maseve.

B)	Results of Operations

Nine-Month Period Ended May 31, 2018

For the nine-month period ended May 31, 2018, the Company had a net loss of $37.6 million (May 31, 2017 – net loss of $287 million). This difference is predominantly due to the impairment recognized at Maseve of $280 million in the previous comparable period. During the current period the Company also recognized Maseve closure and maintenance costs of $14.2 million as well as interest of $14.9 million whereas in the previous comparable period all costs related to Maseve as well as interest from debt directly attributable to Maseve was capitalized to the project. Other items include a foreign exchange loss of $3.9 million (May 31, 2017 - $1.7 million loss) due to the US Dollar increasing in value relative to the parent company’s functional currency of the Canadian Dollar. During the current period a gain on the value of financial instruments of $2.7 million was recognized due to a decrease in the value of the embedded derivatives in the Notes. The Notes did not exist in the previous comparable period. The currency translation adjustment recognized in the period is a gain of $8.2 million (May 31, 2017 - $41 million gain) predominantly due to the Rand increasing in value relative to the Canadian Dollar in the current period and the Rand increasing in value relative to the US Dollar in the previous comparable period.

Three-Month Period Ended May 31, 2018

For the quarter ended May 31, 2018, the Company had a net loss of $10.7 million (May 31, 2017 – net loss of $228 million). This difference is predominantly due to an impairment in Maseve of $225 million in the previous comparable period. In the current period, effective interest of $5.1 million (from the debt and convertible notes) and Maseve closure, care and maintenance costs of $1.3 million were recognized. These costs were capitalized to Maseve in the previous comparable period. Also in the current period a loss on the asset held for sale was recognized due to the decrease in proceeds received due to the drop in value of the Royal Bafokeng shares received.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

(In thousands of dollars, except for share data)
Quarter ended	May 31,	Feb.28,	Nov. 30,	Aug. 31,
	2018	2018	2017	2017
Net finance income(1)	$153	$223	$129	$233
Net income (loss)(2)	(10,271)	(14,440)	(12,444)	(303,783)
Basic earnings(loss) per share(3)	(0.06)	(0.09)	(0.08)	(2.05)
Total assets(4)	44,250	105,433	99,625	100,528
Quarter ended	May 31,	Feb. 28,	Nov. 30,	Aug 31,
	2017	2017	2016	2016
Net finance income(1)	$180	$349	$300	$316
Net income (loss)(2)	(227,850)	(56,288)	(2,450)	(35,021)
Basic earnings(loss) per share(3)	(1.37)	(0.39)	(0.03)	(0.21)
Total assets(4)	364,872	587,326	576,842	519,858

Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn much higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarters ended August 31, 2017, May 31, 2017, February 28, 2017 and August 31, 2016 impairment charges of $309 million, $152 million, $55 million and $41.4 million respectively were recognized relating to the Maseve Mine. In the quarter ended February 28, 2017 there were share-based compensation expenses. Net (loss) income can also be impacted by the value of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company has in the past held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At May 31, 2018 May 31, 2017, February 28, 2017 and November 30, 2016 the Company’s assets increased compared to prior periods as a result of equity or unit offerings.

4.	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

5.	Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the period ended May 31, 2018 $161 ($175 – May 31, 2017) was paid or accrued to independent directors for directors’ fees and services.

ii.

During the period ended May 31, 2018, the Company accrued or received payments of $43 ($41 – May 31, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the period include an amount of $14 ($28 – May 31, 2017) due from West Kirkland.

iii.

On May 15, 2018 the Company closed a private placement for 15,090,999 units with Hosken Consolidated Investments Limited (“HCI”). Also on May 15, 2018, HCI participated for an additional 24,909,000 units in the Company’s separate public offering. By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of July 5, 2018, including shares purchased on the open market, HCI owned approximately 15.07% of the Company’s outstanding common shares.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

All amounts receivable and accounts payable owing to or from related parties (excluding the LMM Facility) are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

6.	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7.	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31, 2018 there were 283,454,867 common shares outstanding, 132,544,861 warrants outstanding (exercise price US$0.17) and 3,447,950 incentive stock options outstanding at exercise prices of C$2.00 to C$13.00. At July 16, 2018, the Company had 291,034,110 common shares outstanding. During the period the Company made no changes to the exercise price of outstanding options. Outstanding options were adjusted to conform with the Company’s announced consolidation of its common shares effective January 2016.

NYSE American Notice of Noncompliance

On April 10, 2018, the Company received a letter from the NYSE American LLC (“NYSE American”) stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) because the Company has reported stockholders’ (deficit) equity of $(4.6) million as of November 30, 2017 and net losses in its five most recent fiscal years ended August 31, 2017. In order to maintain its listing, the Company submitted a plan of compliance on May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by October 10, 2019.

On May 23, 2018 the Company received a letter from NYSE American stating that it is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the Company Guide due to the low selling price of the Company’s common shares. In order to maintain its listing, the Company must demonstrate sustained price improvement within a reasonable period of time, which the NYSE American has determined to be no later than November 23, 2018, or the Company must effect a reverse stock split of the Company’s common shares by November 23, 2018.

On June 21, 2018 the NYSE American Exchange notified the Company that it had accepted the Company’s plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide. The Company is not currently in compliance with NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate.

8.	Outlook

With the Maseve Sale Transaction now complete, the Company’s key business objective is to advance the Waterberg Project to completion of a DFS and a construction decision. Under the terms of the Implats Transaction a DFS budget of $10.0 million was established by Waterberg JV Co. and the Company set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category was completed in May 2018 and an updated resource estimate for use in the DFS is expected in July or August, 2018. To May 31, 2018 approximately $6.3 million has been spent on the DFS. Engagement with utilities and the local municipality for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. Waterberg JV Co. plans to file a mining right application during 2018, based substantially on the results of the October 2016 Waterberg Report.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium-term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap. The Company continues to review and assess corporate and asset level strategic alternatives with advisors BMO and Macquarie.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF and Form 20-F.

9.	Critical Accounting Estimates

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2017.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

10.	Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended May 31, 2018

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period ended May 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

11.	Other Information

Additional information relating to the Company for the period ended May 31, 2018 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2017 together with the notes thereto as well as the AIF and Form 20-F.

12.	List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Kris Begic (VP, Corporate Development)
Tim Marlow
Diana Walters
John Copelyn